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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12B-25

                        Commission File Number: 000-20202

                           NOTIFICATION OF LATE FILING

                                  (CHECK ONE):

          [ ] Form 10-K and Form 10-KSB [ ] Form 20-F [X] Form 11-K
                  [ ] Form 10-Q and Form 10-QSB [ ] Form N-SAR

                       For Period Ended: DECEMBER 31, 2004

                       [ ] Transition Report on Form 10-K
                       [ ] Transition Report on Form 20-F
                       [ ] Transition Report on Form 11-K
                       [ ] Transition Report on Form 10-Q
                       [ ] Transition Report on Form N-SAR

                        For the Transition Period Ended:

Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

                         PART I--REGISTRANT INFORMATION

CREDIT ACCEPTANCE CORPORATION 401(k) PROFIT SHARING PLAN AND TRUST Full Name of Registrant (Former Name if Applicable)

25505 WEST TWELVE MILE ROAD, SUITE 3000
Address of Principal Executive Office (Street and Number)

SOUTHFIELD, MICHIGAN 48034-8339
City, State and Zip Code

                        PART II--RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

        (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]     (b) The subject annual report, semi-annual report, transition report on
            Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

        (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


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                               PART III--NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Annual Report on Form 11-K for year ended December 31, 2004 ("2004 Form 11-K") of the Credit Acceptance Corporation 401(k) Profit Sharing Plan and Trust (the "Plan") cannot be filed within the prescribed time period because additional time is necessary to prepare the Plan's financial statements. Due to unanticipated delays in the collection and compilation of necessary information, the Plan's financial statements for the year ended December 31, 2004 and corresponding audit will not be completed in time to file the Plan's Annual Report on Form 11-K (the "2004 11-K") within the prescribed period without unreasonable effort or expense. Consequently, the Plan's 2004 Form 11-K cannot be filed by its due date of June 29, 2005; however, the Plan expects to file its 2004 Form 11-K no later than July 14, 2005.

                           PART IV--OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

    Douglas W. Busk, Treasurer              248              353-2700 Ext. 4432
            (Name)                       (Area Code)         (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

    [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

    [ ] Yes [X] No

    If so: attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


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                          CREDIT ACCEPTANCE CORPORATION
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


                                    By: /s/ Douglas W. Busk
                                    ---------------------------
                                    Douglas W. Busk
                                    Treasurer
                                    June 30, 2005